08028776

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Millenco LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	**New York**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams **(212) 841-4125**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Millenco LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JEFFREY L. SCHULTZ
Notary Public, State of New York
No. 02SC5140772
Qualified in New York County
Commission Expires May 22, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Millenco LLC
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Millenco LLC

Statement of Financial Condition

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Millenco LLC

We have audited the accompanying statement of financial condition of Millenco LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millenco LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Millenco LLC

Statement of Financial Condition

December 31, 2007
(In Thousands)

Assets	
Receivable from brokers, dealers and clearing organizations	$ 52,753
Securities owned, at market value	12,526,629
Securities borrowed	2,638,207
Other assets	33,235
Total assets	$ 15,250,824
Liabilities and member's capital	
Payable to brokers, dealers and clearing organizations, net	$ 57,156
Securities sold, not yet purchased, at market value	5,652,625
Securities loaned	2,273,024
Payable to Millennium Partners, L.P.	3,521,847
Other liabilities	34,872
Total liabilities	11,539,524
Member's capital	3,711,300
Total liabilities and member's capital	$ 15,250,824

See accompanying notes to statement of financial condition.

1. Organization

Millenco LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange and NASDAQ. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing organizations.

Integrated Holding Group LP, a wholly owned subsidiary of Millennium Partners, L.P. ("MLP"), is the sole member of the Company.

2. Significant Accounting Policies

Transactions in securities are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Interest and dividends are accounted for on an accrual basis. Related receivables and payables are included in other assets and other liabilities on the statement of financial condition.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

2. Significant Accounting Policies (Continued)

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FSP FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, deferring the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), for certain nonpublic enterprises (as defined by paragraph 289 of FASB Statement No. 109, *Accounting for Income Taxes)*. The FSP defers the effective date of FIN 48 for eligible entities until annual financial statements for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of FIN 48 will have a material impact on the statement of financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). The objective of the statement is to improve the consistency and comparability of fair value measurements used in financial reporting. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of FAS 157 will have a material effect on the amounts reported in the Company's statement of financial condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations represents net cash and margin debt balances deposited with the Company's brokers, dealers and clearing organizations, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2007. The cash at the clearing organizations related to securities sold short is restricted.

A source of the Company's short-term financing is provided by its clearing organizations from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge. In addition, MLP advances funds to the Company. These advances totaled $3,521,847 at December 31, 2007 and are payable upon demand and are non-interest bearing.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following at December 31, 2007:

	Owned	Sold, Not Yet Purchased
Equities	$ 11,777,633	$ 5,491,289
Corporate bonds	570,874	44,844
Options	178,122	116,492
	$ 12,526,629	$ 5,652,625

Securities owned may be pledged to the clearing organizations on terms which permit the clearing organizations to sell or re-pledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2007, the Company had net capital of $1,566,630 which exceeded its requirement by $1,566,380.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under arrangements with clearing organizations, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

8. Commitments

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition.

The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

In the normal course of business, the Company enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures and the writing of option contracts. These contracts are valued at market. The Company monitors its positions to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform.

As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, exchange traded futures contracts generally have limited credit risk. The amounts disclosed below represent the end of year fair value of the Company's derivative financial instruments before any netting of transactions, if permitted, pursuant to master netting agreements. The fair value of futures contracts is included in payable to brokers, dealers and clearing organizations, net on the statement of financial condition. The fair value of options purchased and options written is included in securities owned and securities sold, not yet purchased, respectively on the statement of financial condition.

8. Commitments (Continued)

	Fair Value at December 31, 2007	
	Asset	Liability
Futures contracts	$ 144,850	$ 3,278
Options purchased	178,122	
Options written		116,492

The Company had margin requirements for futures contracts of $521,877 at December 31, 2007, which were satisfied by cash on deposit. The cash deposit is included in payable to brokers, dealers and clearing organizations, net on the statement of financial condition.

The Company clears its securities transactions through major financial services firms. Trades pending at December 31, 2007 were settled without adverse effect on the Company's financial condition.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, *Disclosures About Fair Value of Financial Instruments* approximates the carrying amounts presented in the statement of financial condition.